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Exhibit 21

BUILDING MATERIALS CORPORATION OF AMERICA
Subsidiaries of the Registrant

Company Name	State of Incorporation
BMCA Insulation Products Inc.	Delaware
BMCA Quakertown Inc.	Delaware
Building Materials Investment Corporation	Delaware
Building Materials Manufacturing Corporation	Delaware
Ductwork Manufacturing Corporation	Delaware
GAF Leatherback Corp.	Delaware
GAF Materials Corporation (Canada)	Delaware
GAF Premium Products Inc.	Delaware
GAF Real Properties, Inc.	Delaware
GAFTECH Corporation	Delaware
LL Building Products Inc.	Delaware
Pequannock Valley Claim Service Company, Inc.	Delaware
South Ponca Realty Corp.	Delaware
Wind Gap Real Property Acquisition Corp.	Delaware

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  Exhibit 21